			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Nine Months Ended September 30
		2013	2012

	Earnings operations before income from equity investees and taxes	$91,870	$74,381

	Add back:
	Fixed charges	115,646	114,189
	Amortization of previously capitalized interest	3,331	3,318
	Distributed income of Unconsolidated Joint Ventures	34,047	35,743

	Deduct:
	Capitalized interest	(11,511)	(1,239)

	Earnings available for fixed charges and preferred dividends	$233,383	$226,392

	Fixed charges:
	Interest expense	$99,589	$109,146
	Capitalized interest	11,511	761
	Interest portion of rent expense	4,546	4,282
	Total fixed charges	$115,646	$114,189

	Preferred dividends (1)	15,148	17,980

	Total fixed charges and preferred dividends	$130,794	$132,169

	Ratio of earnings to fixed charges and preferred dividends	1.8	1.7

(1)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the nine months ended September 30, 2012.